UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the fiscal year ended October 28, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the transition period from                    to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan B

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Hormel Foods Corporation

Tax Deferred Investment Plan B

Audited Financial Statements and Schedule

Years Ended October 28, 2006, and October 29, 2005

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

Tax Deferred Investment Plan B

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan B as of October 28, 2006, and October 29, 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 28, 2006, and October 29, 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 28, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota

April 20, 2007

Hormel Foods Corporation
Tax Deferred Investment Plan B

Statements of Net Assets Available for Benefits

	October 28,	October 29,
	2006	2005
Assets
Cash and cash equivalents	$23,045	$4
Investments	97,377,098	87,829,035
Contributions receivable from Hormel
Foods Corporation	123,027	171,184
Contributions receivable from participants	473,213	470,777
Net assets available for benefits	$97,996,383	$88,471,000

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 28,	October 29,
	2006	2005
Additions:
Contributions from Hormel Foods Corporation	$167,098	$206,484
Contributions from participants	4,583,348	4,505,936
Employee rollover	29,812	1,383
Interest and dividend income	925,318	767,785
	5,705,576	5,481,588

Deductions:
Distributions	7,032,285	4,276,979
Administrative expenses	56,012	47,685
	7,088,297	4,324,664

Net realized and unrealized appreciation in fair
value of investments	10,908,104	8,063,178
Net additions	9,525,383	9,220,102
Net assets available for benefits at beginning of year	88,471,000	79,250,898
Net assets available for benefits at end of year	$97,996,383	$88,471,000

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan B

Notes to Financial Statements

October 28, 2006

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan B (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation (the Company or the Sponsor) and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a contributory defined contribution plan covering nonexempt hourly employees of the Company and certain eligible subsidiaries, who have completed one year of eligibility service. A year of eligibility service would be a year beginning with the first day of employment in which an employee worked 1,000 hours or any subsequent fiscal year in which an employee works 1,000 hours.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 50% of their compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy Section 404(c) of ERISA. Eligible employees receive company matching contributions according to the terms of their subscribing employer plan agreement.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee and employer contributions are always 100% vested in the participants’ plan accounts.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary subject to restrictions set by the collective bargaining agreement and subject to the provisions of ERISA.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. As of October 28, 2006, and October 29, 2005, the crediting interest rate on the Fixed Income Fund was 4.25% and 4.0%, respectively. The average yield on the Plan’s investment contract for the years ended October 28, 2006, and October 29, 2005, was 4.0% and 4.0%, respectively. As of October 28, 2006, and October 29, 2005, fair value of the investment contract was estimated to be approximately 97.5% and 98.4%, respectively, of contract value. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 28, 2006, and October 29, 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $10,908,104 and $8,063,178, respectively, as follows:

	2006	2005
Net appreciation in fair value during the year:
Nonpooled separate account (including the Company’s common stock)	$6,404,629	$5,387,965
Separate trust accounts	1,219,913	647,223
Pooled separate accounts	3,283,562	2,027,990
	$10,908,104	$8,063,178

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 45% and 48% of total investments at October 28, 2006, and October 29, 2005, respectively.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 28, 2006	October 29, 2005
Nonpooled separate account:
Hormel Foods Corporation common stock	$43,433,207	$42,004,349
IBT Money Market Fund	457,788	357,484
Total nonpooled separate account	43,890,995	42,361,833

Pooled separate account:
Massachusetts Mutual Life Insurance Company Aggressive Growth Fund	6,979,094	6,023,491
Select Fundamental Value Fund	5,018,949	*

Insurance company general account:
Massachusetts Mutual Life Insurance Company Fixed Income Fund	16,716,732	15,080,653

*Less than 5% of net assets.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code
(the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation
Tax Deferred Investment Plan B
EIN: 41-0319970 Plan: 051

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 28, 2006

	Description of Investment,
Identity of Issuer, Borrower,	Including Maturity Date,		Current
Lessor, or Similar Party	Rate of Interest, or Maturity Value		Value

Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	1,854,036	units	$43,890,995

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	1,091,333	units	16,716,732

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	456,264	units	6,979,094
Select Fundamental Value (Wellington)	35,724	units	5,018,949
Moderate Growth Fund	251,436	units	3,882,258
Select Small Co. Value (Clover/TRP/EARNEST)	18,490	units	3,241,624
Conservative Growth Fund	181,231	units	2,751,717
Select Large Cap Value Fund (Davis)	9,932	units	1,887,011
Select Aggressive Growth Fund (Sands)	9,348	units	587,116
Select Indexed Equity Fund (Northern Trust)	1,304	units	478,123
Premier Core Bond (Babson Capital)	218	units	313,045
Conservative Journey	954	units	135,048
Total pooled separate accounts			25,273,985

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	223,863	units	4,814,372
Manager’s Special Equity Fund	117,418	units	1,579,455
American Funds Growth R4	69,637	units	1,052,039
Black Rock High Yield Bond	53,930	units	612,466
Total separate trust accounts			8,058,332

Promissory notes*	Various notes from participants, bearing
	interest at 6.00% to 11.50%, due in
	various installments through October 2018		3,437,054
Total assets held for investment purposes at end of year			$97,377,098

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION
TAX DEFERRED INVESTMENT PLAN B

Date:	April 23, 2007	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm